

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2013

Via Email
Alison Engel
Chief Financial Officer
A. H. Belo Corp.
P. O. Box 224866
Dallas, Texas 75222-4866

> **Re:** **A. H. Belo Corp.**
> **Form 10-K for the year ended December 31, 2012**
> **Filed March 8, 2013**
> **File No. 001-33741**

Dear Ms. Engel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities, page 12

1. In the second paragraph of this section, you refer to contractual restrictions that enter into your determination of the payment, as well as the amount and timing, of dividends. Please provide additional disclosure with regard to the specific details of these restrictions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Adjusted EBITDA, page 24

2. In light of your substantial pension contributions, please tell us why you believe it is appropriate to add back pension expense in your determination of Adjusted EBITDA.

3. You state that you use Adjusted EBITDA as a supplemental measure of financial performance, but you also indicate that you use Adjusted EBITDA for capital spending and other investing decisions. In this regard, it is unclear why you do not discuss your pension obligations. Please revise, as appropriate.

Critical Accounting Policies, page 24

Goodwill, page 25

4. You indicate that your *Dallas Morning News* reporting unit has a fair value that substantially exceeds its carrying value. Please clarify this disclosure by providing additional information. For example, discuss the amount by which the estimated future cash flows of your *Dallas Morning News* reporting unit could decline without it resulting in an impairment of the related goodwill. In the alternative, quantify the percentage by which the estimated fair value of your *Dallas Morning News* reporting unit exceeded its carrying value at December 31, 2012.

Liquidity and Capital Resources, page 28

5. Please revise your disclosure to explain how the termination of your $25 million Credit Agreement provides you with greater financial and operating flexibility. Similarly revise the related disclosure on pages 9 and 53.

6. Please revise the table summarizing your sources of liquidity to be more balanced. You currently present your two largest current assets but exclude all of your current liabilities. Please revise to instead present working capital, along with a discussion of changes in working capital, for each period presented. If you wish to include your cash balances, we suggest you add a footnote to the table indicating that your working capital of $37,239 and $57,478 at December 31, 2012 and 2011, respectively, includes your cash balances of $34,094 and $57,440 at December 31, 2012 and 2011, respectively.

7. Please state the anticipated source of funding for the contributions you expect to make to the A.H. Belo Pension Plans in 2013.

8. We note that you expect to fund capital expenditures of approximately $8 million in 2013 using cash generated from operations despite the fact that you have experienced negative cash flows from operations for the past two years as reflected on your Statements of Cash Flows on page 44. Since these negative cash flows from operations appear to have been primarily attributable to your voluntary pension plan contributions, please expand your discussion of liquidity and capital resources to more fully explain your expectations with respect to funding of capital expenditures and pension plan contributions. For example, if you expect to reduce your voluntary pension plan contributions in 2013 to a level that results in an expectation that your net cash provided by operations will exceed $8 million, discuss this expectation in connection with your disclosure regarding the expected funding of capital expenditures in 2013.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief